UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

CANADA SOUTHERN PETROLEUM LTD.

(Name of Subject Company)

CANADA SOUTHERN PETROLEUM LTD.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

135231108

(CUSIP Number of Class of Securities)

________________

Timothy L. Largay, Esq.

Murtha Cullina LLP

CityPlace I, 185 Asylum Street

Hartford, Connecticut  06103-3469

Telephone:  (860) 240-6017

 (Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Pat C. Finnerty, Esq.

Jeffrey Bagner, Esq.

Blake, Cassels & Graydon LLP

Fried, Frank, Harris, Shriver &

Suite 3500, Bankers Hall East

Jacobson LLP

855 – 2nd Street SW

1001 Pennsylvania Avenue NW

Calgary, Alberta T2P 4J8

Suite 800

Canada

Washington, D.C.  20004

☑

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

CANADA SOUTHERN PETROLEUM LTD.

For Immediate Release

Canada Southern Receives Unsolicited Proposal and Advises
its Shareholders to Not Take Any Action Until Further Notice

Calgary, Alberta, May 11, 2006 – Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ: CSPLF)(TSX: CSW) is responding to Petro-Canada’s announcement earlier today that it intends to make an unsolicited offer to purchase all of the outstanding shares of the Company.

The Company has retained CIBC World Markets Inc. as its financial advisor in connection with the proposal and to explore alternatives to maximize shareholder value.

Richard C. McGinity, Chairman of the Board of the Company stated:  "The Board of Directors of the Company will carefully consider Petro-Canada's proposed offer and any other offers which the Company may receive and make appropriate recommendations to our shareholders."

"We have been in discussions with Petro-Canada for some time, but unfortunately it was unwilling to pay what we believe is fair value for Canada Southern, including, in particular, our  substantial Arctic natural gas resources.  Petro-Canada has working interests in most of the Arctic properties in which Canada Southern also has interests.  The Company believes that Petro-Canada’s proposed offer significantly undervalues our Arctic natural gas resources.  Canada Southern’s Arctic resources are attractive to any buyer interested in long term North American natural gas supply from a stable political jurisdiction, and particularly those looking for LNG supply."

"While we are disappointed that Petro-Canada felt it necessary to make an unsolicited offer, the management and Board of Canada Southern will fully exercise their fiduciary duties to seek to maximize value for Canada Southern shareholders.  While that process is underway, Canada Southern shareholders should await the results of our review and the recommendation of the Canada Southern Board before making any decisions with respect to the Petro-Canada offer."

Canada Southern advises shareholders to not deposit any common shares to the Petro-Canada offer and to not take any other action concerning the offer until shareholders have received further communications from the Board of Directors of Canada Southern.  After the commencement of the offer, Canada Southern will issue a Directors' Circular that will contain important information for shareholders, including the Board recommendation regarding the offer.

* * * *

In connection with the offer, Canada Southern also will be filing certain materials with the United States Securities and Exchange Commission (SEC), including a Solicitation/Recommendation Statement on Schedule 14D-9.  Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information.  Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov.  In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 – 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company also owns interests in various Significant Discovery Licenses located in the Arctic Islands in Northern Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF,” and on the Toronto Stock Exchange under the symbol “CSW”.  The Company has 14,496,165 shares outstanding.

This document contains certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2005 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

For further information contact: John W. A. McDonald, President and Chief Executive Officer, at (403) 269-7741.